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                                                  Filed Pursuant to Rule 424(b)3
                                               Registration Statement #333-66104

                               [MANUGISTICS LOGO]

                                 135,793 SHARES

                                  COMMON STOCK

                            ------------------------

     We issued 135,793 shares of our common stock, $.002 par value per share, to OneRelease.com, Inc., a Delaware corporation, in connection with our acquisition on May 17, 2001, of substantially all of the assets of OneRelease.com, Inc., a Delaware corporation, and its affiliate OneRelease.com, LLC, a Delaware limited liability company, (collectively, OneRelease). OneRelease.com, Inc. has transferred the shares covered by this Prospectus to its stockholders. The selling stockholders named in this Prospectus consist of persons who acquired shares directly or indirectly from OneRelease. The selling stockholders may sell the shares offered by them under this Prospectus directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions.

     We will not receive any proceeds from the sale of shares offered by the selling stockholder hereby.

     Our common stock is listed on The Nasdaq National Market under the symbol "MANU." On October 18, 2001, the closing sale price of our common stock, as reported on The Nasdaq National Market, was $6.94.

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

     The securities offered or sold under this Prospectus have not been approved by the SEC or any state securities commission, nor have these organizations determined that this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                The date of this Prospectus is October 19, 2001
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     In connection with this offering, no person is authorized to give any information or to make any representations not contained in this Prospectus. If information is given or representations are made, you may not rely on that information or those representations as having been authorized by us. This Prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this Prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You may not imply from the delivery of this Prospectus, nor from any sale made under this Prospectus, that our affairs are unchanged since the date of this Prospectus or that the information contained in this Prospectus is correct as of any time after the date of this Prospectus.

     Manugistics is a registered trademark, and the Manugistics logo and the phrase "Leveraged Intelligence" are trademarks of Manugistics, Inc. All other product or company names mentioned are used for identification purposes only, and may be trademarks of their respective owners.

     Unless the context otherwise requires, the terms "we," "our," "us" or "Manugistics" refers to Manugistics Group, Inc., a Delaware corporation.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     In addition to the historical information contained in this prospectus, this prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended. Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed forward-looking statements. For example, words such as "may", "will", "should", "estimates", "predicts", "potential", "continue", "strategy", "believes", "anticipates", "plans", "expects", "intends", and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statement. Factors that might cause or contribute to such a discrepancy include, but are not limited to, those discussed under the heading "Risk Factors" and the risks discussed in our future filings under the Exchange Act of 1934, as amended.

     You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. We will not update these forward-looking statements, even though our situation may change in the future.

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                               PROSPECTUS SUMMARY

     The following is a summary of our business. You should carefully read the section entitled "Risk Factors" in this prospectus and our Annual Report on Form 10-K for the year ended February 28, 2001, and our Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2001, for more information on our business and the risks involved in investing in our stock.

OUR BUSINESS

     We are a leading global provider of Enterprise Profit Optimization(TM)
(EPO) solutions, which we believe is a new and important category of solutions for enterprise management. We are also a leading provider of solutions for supply chain management (SCM), pricing and revenue optimization (PRO) and electronic marketplaces (eMarketplaces). Our solutions help companies lower operating costs, increase revenues, enhance profitability and accelerate revenue and earnings growth. They do this by creating efficiencies in both how goods and services are brought to market (supply chain management) and how they are sold (pricing and revenue optimization). EPO solutions provide additional benefits by combining the proven cost-reduction power of supply chain management solutions and the revenue-enhancing capacity of pricing and revenue optimization solutions.

     We help our clients monitor and streamline their own core internal operational processes involving the design, purchase, manufacture, storage, transportation, pricing, marketing and selling of their goods and services. Our solutions also help our clients integrate their own internal processes with those of their customers and suppliers to assist in providing collaboration and efficiencies across extended eMarketplaces. In addition, our solutions help our clients improve customer service and the allocation of resources by providing information and forecasts that allow them to make more effective operational decisions. We also provide strategic consulting and implementation services to our clients as part of our solutions.

     Increasing global competition, shortening product life cycles and developing eMarketplace initiatives are forcing businesses to provide improved levels of customer service while shortening the time it takes to bring their products and services to market. We were an early innovator in solutions that allow collaboration among our clients and their customers and suppliers. Our first Internet ready products were commercially available in late 1997. We focus the development of our technology on meeting the changing needs of companies in the markets we serve, including the need to do business in new electronic marketplaces. We offer solutions to companies in many industries including agriculture, apparel, automotive, chemical, consumer durables, consumer packaged goods, electronics & high technology, energy, financial services, food & beverage, government, logistics, metals, pharmaceuticals, pulp & paper, retail, services and transport, travel & hospitality. Our customer base of approximately 1,100 clients includes large, multinational enterprises such as 3Com; Amazon.com; Boeing Co.; BPAmoco Corp.; Brown & Williamson Tobacco Corp.; Caterpillar; Cisco Systems, Inc.; Coca-Cola Bottling Co. Consolidated; ComPaq; DuPont; eConnections; Ford Motor Company; General Electric; Harley-Davidson, Inc.; Hormel Foods Corp.; Levi Strauss & Co.; Marriott; Nestle Texas Instruments; Timberland; Unilever Home & Personal Care, USA and United Airlines as well as mid-sized enterprises and emerging eMarketplaces.

     Our principal executive offices are located at 2115 East Jefferson Street, Rockville, Maryland 20852, and our main telephone number is (301) 984-5000. We have offices in Atlanta, Chicago, Denver, Irving, Mountain View, Pleasanton, Philadelphia and San Mateo in the United States, and internationally in Australia, Belgium, Brazil, Canada, France, Germany, Italy, Japan, Mexico, The Netherlands, Singapore and the United Kingdom.

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                                  THE OFFERING

Common Stock Offered by the Selling
  Stockholders..................................    135,793
Common Stock Outstanding........................    68,146,005 (1)
                                                    The Company will not receive any proceeds
                                                    from the sale of common stock offered
Use of Proceeds.................................    hereby.
Nasdaq Symbol...................................    MANU

---------------
(1) As of the close of business on October 18, 2001.

                                        4
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                                  RISK FACTORS

     An investment in the shares of our common stock involves a high degree of risk. Before you decide to purchase shares of our common stock, you should carefully consider these risk factors together with all of the other information included in this prospectus. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we do not presently know or that we currently deem immaterial, may also impair our business, results of operations and financial condition.

                         RISKS RELATED TO OUR BUSINESS

AS RESULT OF RECENT SIGNIFICANT CHANGES IN OUR MANAGEMENT, PERSONNEL AND PRODUCTS, YOU MAY HAVE DIFFICULTY EVALUATING OUR PROSPECTS BASED ON OUR SIGNIFICANT LOSSES IN RECENT FISCAL YEARS.

     We experienced operational difficulties in fiscal 1999 and the first half of fiscal 2000. Problems with our direct sales operation and intense competition, among other factors, contributed to net losses in fiscal 1999 and fiscal 2000 and a decline in revenue in fiscal 2000. Since April 1999, we hired a new executive management team, enhanced our supply chain optimization and eMarketplace products and services, expanded the scope of our product and service offerings to include pricing and revenue optimization and improved our direct sales organization. Our ability to continue to achieve operational improvements and improve our financial performance will be subject to a number of risks and uncertainties, including the following:

     - weakening economic conditions which adversely impacted our operating performance during the quarter ended August 31, 2001;

     - slower growth in the market for supply chain management, pricing/revenue optimization and eMarketplace solutions;

     - our ability to introduce new software products and services to respond to technological and client needs;

     - our ability to manage through difficult economic and political environments;

     - our ability to hire, integrate and deploy our direct sales force effectively;

     - our ability to expand our distribution capability through indirect sales channels;

     - our ability to respond to competitive developments and pricing; and

     - our dependence on our current executive officers and key employees.

     If we fail to successfully address these risks and uncertainties, our business could be harmed and we could continue to incur significant losses.

THE TERRORIST ATTACKS THAT TOOK PLACE IN THE UNITED STATES ON SEPTEMBER 11, 2001, ARE AN UNPRECEDENTED EVENT THAT HAVE CREATED MANY ECONOMIC AND POLITICAL UNCERTAINTIES, SOME OF WHICH MAY HARM OUR BUSINESS AND PROSPECTS AND OUR ABILITY IN GENERAL TO CONDUCT BUSINESS IN THE ORDINARY COURSE.

     The terrorist attacks that took place in the United States on September 11, 2001, have adversely impacted many businesses, including the Company, in multiple ways. The national and global responses to these terrorist attacks, many of which are still being formulated, may materially adversely affect us in ways we cannot predict at present. Some of the possible material adverse impacts to our business include, but are not limited to:

     - the lengthening of our sales cycles and implementations, which might result from a number of factors, such as changes in security measures for passenger air travel and reductions in
                                        5
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available commercial flights which may make it more difficult for our sales force to schedule face-to-face meetings with prospects and to negotiate and consummate transactions;

     - increased credit and business risk for customers in industries that were severely impacted by the attacks, most notably passenger airlines and other travel and hospitality industries; and

     - possible reductions, delays or postponements, if any, in U.S. government spending on supply chain software and solutions as a result of changes in fiscal funding priorities.

WE HAVE EXPERIENCED SIGNIFICANT LOSSES IN RECENT FISCAL YEARS. OUR FUTURE RESULTS WILL BE ADVERSELY AFFECTED BY SEVERAL TYPES OF NON-CASH CHARGES. IF WE DO NOT ACHIEVE OR MAINTAIN PROFITABILITY IN THE FUTURE, OUR STOCK PRICE MAY DECLINE.

     We have recently incurred significant losses, including net losses of $45.1 million for the six months ended August 31, 2001, $28.1 million in fiscal 2001, and $8.9 million in fiscal 2000 and $96.1 million in fiscal 1999. We will incur non-cash charges in the future related to the amortization of intangible assets, including acquired technology, and non-cash stock compensation expenses associated with our acquisition of Talus Solutions, Inc. (Talus). We will also incur non-cash charges related to the acquisition of STG Holdings, Inc., the acquisition of substantially all of the assets of OneRelease, the acquisition of certain assets of PartMiner CSD, Inc., as well as related assets from its parent, PartMiner, Inc. and its affiliates, and the acquisition of the intellectual property and certain other assets of SpaceWorks, Inc. In addition, we have incurred and may in the future incur non-cash stock compensation charges related to our stock option repricing. We may also incur non-cash charges in future periods related to impairments of long-lived assets. We cannot assure you that our revenue will grow or that we will achieve profitability in the future. Our ability to increase revenue and achieve profitability will be affected by the other risks and uncertainties described in this section. Our failure to achieve profitability could cause our stock price to decline, and our ability to finance our operations could be impaired.

OUR OPERATING RESULTS FLUCTUATE, AND IF WE FAIL TO MEET THE EXPECTATIONS OF THE INVESTMENT COMMUNITY IN ANY PERIOD, OUR STOCK PRICE COULD SUFFER FURTHER SIGNIFICANT DECLINES.

     Our revenue and operating results are difficult to predict, and we believe that period-to-period comparisons of our operating results will not necessarily be indicative of future performance. The factors that may cause fluctuations of our quarterly operating results include the following:

     - the size, timing and contractual terms of licenses and sales of our products and services;

     - customer financial constraints and credit-worthiness;

     - the potentially long and unpredictable sales cycle for our products;

     - technical difficulties in our software that could delay the introduction of new products or increase their costs;

     - introductions of new products or new versions of existing products by us or our competitors;

     - delay or deferral of customer purchases and implementations of our solutions due to weakening economic conditions which adversely impacted our operating performance during the quarter ended August 31, 2001;

     - economic uncertainty and political instability following the terrorist attacks in the United States on September 11, 2001;

     - changes in prices or the pricing models for our products and services or those of our competitors;

                                        6
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     - changes in the mix of our software, services and support revenue;

     - changes in the mix of sales channels through which our products and services are sold; and

     - changes in rules relating to revenue recognition or in interpretations of those rules.

     Due to fluctuations from quarter to quarter, our operating results may not meet the expectations of securities analysts or investors, as was the case for the quarter ended August 31, 2001. If this occurs, the price of our common stock could suffer further significant declines.

VARIATIONS IN THE TIME IT TAKES US TO LICENSE OUR SOFTWARE MAY CAUSE FLUCTUATIONS IN OUR OPERATING RESULTS.

     The time it takes to license our software to prospective clients varies substantially, but typically ranges between four and twelve months. Variations in the length of our sales cycles could cause our revenue to fluctuate widely from period to period. Because we typically recognize a substantial portion of our software revenue in the last month of a quarter, any delay in the license of our products could cause significant variations in our revenue from quarter to quarter. These delays have occurred on a number of occasions in the past, including, most recently, in our quarter ended August 31, 2001. Furthermore, these fluctuations could cause our operating results to suffer in some future periods because our operating expenses are relatively fixed over the short term and we devote significant time and resources to prospective clients. The length of our sales cycle depends on a number of factors, including the following:

     - the complexities of the supply chain, pricing/revenue and eMarketplace problems our solutions address;

     - the breadth of the solution required by the client, including the technical, organizational and geographic scope of the license;

     - the evaluation and approval process employed by the client;

     - the sales channel through which the solution is sold;

     - the economic conditions in the U.S. and abroad;

     - economic uncertainty and political instability following the terrorist attacks in the United States on September 11, 2001; and

     - any other delays arising from factors beyond our control.

THE SIZE AND SCOPE OF OUR CONTRACTS WITH CLIENTS ARE INCREASING, WHICH MAY CAUSE FLUCTUATIONS IN OUR OPERATING RESULTS.

     Our clients and prospective clients are seeking to solve increasingly complex supply chain, pricing/revenue and eMarketplace problems. Further, we are focused on providing more comprehensive solutions for our clients, as opposed to only licensing software. As the complexity of the problems our clients seek to solve increases, the size and scope of our contracts with clients increase. As a result, our operating results could fluctuate due to the following factors:

     - the complexities of the contracting process of our clients;

     - contractual terms may vary widely, which may result in differing methods of accounting for revenue from each contract;

     - losses of, or delays in concluding larger contracts could have a proportionately greater effect on our revenue for a particular period; and

     - the sales cycles related to larger contracts may be longer and subject to greater delays.

                                        7
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     Any of these factors could cause our revenue to decline or fluctuate significantly in any quarter and could cause a decline in our stock price.

WE HAVE EXPERIENCED DIFFICULTIES INTEGRATING ACQUISITIONS IN THE PAST AND MAY EXPERIENCE PROBLEMS WITH FUTURE ACQUISITIONS THAT COULD MATERIALLY HARM OUR BUSINESS.

     Acquisitions involve the integration of companies that have previously operated independently. In connection with any acquisition, there can be no assurance that we will:

     - effectively integrate employees, operations, products and systems;

     - realize the expected benefits of the transaction;

     - retain key employees;

     - effectively develop and protect key technologies and proprietary know-how;

     - avoid conflicts with our clients and business partners that have commercial relationships or compete with the acquired company;

     - avoid unanticipated operational difficulties or expenditures or both; and

     - effectively operate our existing business lines, given the significant diversion of resources and management attention required to successfully integrate acquisitions, including the acquisition of Talus in December 2000.

     We experienced significant difficulties with the integration of the products and operations of ProMIRA Software, Inc. (ProMIRA) and TYECIN Systems, Inc. (TYECIN), which we acquired in fiscal 1998 and 1999, respectively. These difficulties included problems integrating the prior ProMIRA sales forces and the delayed releases of the in-process technology acquired as part of the transaction. In addition, as a result of the poor financial performance we experienced in fiscal 1999, the technology acquired in conjunction with the TYECIN acquisition was not integrated into our solutions and, therefore, revenue generated from this technology have been nominal. Similar difficulties with future acquisitions could materially and adversely affect our business, results of operations and financial condition.

WE MAY ENCOUNTER PROBLEMS EFFECTIVELY INTEGRATING TALUS.

     On December 21, 2000, we completed the acquisition of Talus, a privately-held company that provided pricing and revenue optimization products and services. This acquisition is substantially larger than all of our prior acquisitions, not all of which have been successful. In addition to the risks described above in connection with acquisitions generally, the ultimate success of our acquisition of Talus is dependent on factors which include the following:

     - our ability to complete future releases of our pricing and revenue optimization solutions;

     - our ability to protect and maintain Talus' intellectual property rights;

     - our ability to successfully integrate Talus' technologies;

     - our ability to retain and motivate Talus' employees;

     - market acceptance of the products Talus has commercially developed to date;

     - our ability to fulfill our strategic plan for the acquisition of Talus by integrating our supply chain and eMarketplace capabilities and products with Talus' pricing and revenue optimization products;

     - market acceptance of EPO solutions;

     - our ability, together with Talus, to cross-sell products and services into our respective markets; and
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     - the outcome of disputes and litigation which have arisen in the ordinary course of business.

OUR ACQUISITION OF TALUS WILL ADVERSELY AFFECT OUR COMBINED FINANCIAL RESULTS.

     We have incurred and will continue to incur substantial dilution to our earnings per share in accordance with generally accepted accounting principles for the foreseeable future as a result of the acquisition of Talus. In connection with the acquisition, we will amortize approximately $22.8 million of deferred compensation related to unvested stock options over four years. Further, we expect to incur an amortization charge of approximately $82 million related to goodwill and other intangible assets during our fiscal year ending February 28, 2002.

WE DEPEND ON SALES OF OUR SUPPLY CHAIN MANAGEMENT, PRICING/REVENUE OPTIMIZATION AND EMARKETPLACE SOLUTIONS, AND OUR BUSINESS WILL BE MATERIALLY AND ADVERSELY AFFECTED IF THE MARKET FOR OUR PRODUCTS DOES NOT CONTINUE TO GROW.

     Substantially all of our software revenue, service revenue and support revenue have arisen from, or are related directly to, our supply chain management, pricing/revenue optimization and eMarketplace solutions. We expect to continue to be dependent upon these solutions in the future, and any factor adversely affecting the solutions or the markets for supply chain management, pricing/revenue optimization and eMarketplace solutions, in general, would materially and adversely affect our ability to generate revenue. While we believe the markets for supply chain management, pricing/revenue optimization and eMarketplace solutions will continue to expand, they may grow more slowly than in the past. If the markets for our solutions do not grow as rapidly as we expect, revenue growth, operating margins, or both, could be adversely affected.

OUR MARKETS ARE VERY COMPETITIVE, AND WE MAY NOT BE ABLE TO EFFECTIVELY COMPETE.

     The markets for our solutions are very competitive. The intensity of competition in our markets has significantly increased, and we expect it to increase in the future. Our current and potential competitors may make acquisitions of other competitors and may establish cooperative relationships among themselves or with third parties. Further, our current or prospective clients and partners may become competitors in the future. Increased competition could result in price reductions, lower gross margins, longer sales cycles and the loss of market share. Each of these developments could materially and adversely affect our growth and operating performance.

MANY OF OUR CURRENT AND POTENTIAL COMPETITORS HAVE SIGNIFICANTLY MORE RESOURCES THAN WE DO AND, THEREFORE, WE MAY BE AT A DISADVANTAGE IN COMPETING WITH THEM.

     We directly compete with other application software vendors including:
Adexa, Inc., Aspen Technology, Inc., The Descartes Systems Group Inc., i2 Technologies, Inc., Logility, Inc., PROS Revenue Management, Retek, Inc., Sabre, Inc., SAP AG, SynQuest and YieldStar Technology. Some eMarketplace software companies that do not currently offer directly competitive products or solutions, such as Ariba, Inc. and Commerce One, may begin to compete directly with us. In addition, some ERP companies such as Invensys plc (which acquired Baan Company N.V.), J.D. Edwards & Company, Oracle Corporation and PeopleSoft, Inc. have acquired or developed and are developing supply chain planning, pricing/revenue optimization or eMarketplace solutions. Some of our current and potential competitors, particularly the ERP vendors, have significantly greater financial, marketing, technical and other competitive resources than us, as well as greater name recognition and a larger installed base of clients. In addition, many of our competitors have well-established relationships with our current and potential clients and have extensive knowledge of our industry. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in client requirements or to devote greater resources to the development, promotion and sale of their products than we can. Any of these factors could materially impair our ability to compete and adversely affect our revenue growth and operating performance.

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IF THE DEVELOPMENT OF OUR PRODUCTS AND SERVICES FAILS TO KEEP PACE WITH OUR
INDUSTRY'S RAPIDLY EVOLVING TECHNOLOGY, OUR FUTURE RESULTS MAY BE MATERIALLY AND ADVERSELY AFFECTED.

     The markets for supply chain management, pricing/revenue optimization and eMarketplace solutions are subject to rapid technological change, changing client needs, frequent new product introductions and evolving industry standards that may render existing products and services obsolete. Our growth and future operating results will depend, in part, upon our ability to enhance existing applications and develop and introduce new applications or capabilities that:

     - meet or exceed technological advances in the marketplace;

     - meet changing client requirements;

     - comply with changing industry standards;

     - achieve market acceptance;

     - integrate third-party software effectively; and

     - respond to competitive offerings.

     Our product development and testing efforts have required, and are expected to continue to require, substantial investments. We may not possess sufficient resources to continue to make the necessary investments in technology. In addition, we may not successfully identify new software opportunities or develop and bring new software to market in a timely and efficient manner. If we are unable, for technological or other reasons, to develop and introduce new and enhanced software in a timely manner, we may lose existing clients and fail to attract new clients, which may adversely affect our performance.

DEFECTS IN OUR SOFTWARE OR PROBLEMS IN THE IMPLEMENTATION OF OUR SOFTWARE COULD LEAD TO CLAIMS FOR DAMAGES BY OUR CLIENTS, LOSS OF REVENUE OR DELAYS IN THE MARKET ACCEPTANCE OF OUR SOLUTIONS.

     Our software is complex and is frequently integrated with a wide variety of third-party software. We may license software that contains undetected errors or failures when new software is first introduced or as new versions are released. We may not be able to discover errors in our software until our customers install and use a given product or until the volume of services that a product provides increases. These problems may result in claims for damages suffered by our clients, a loss of, or delays in, the market acceptance of our solutions, client dissatisfaction and potentially lost revenue during the period required to correct these errors.

WE ARE DEPENDENT ON THIRD-PARTY SOFTWARE THAT WE INCORPORATE INTO AND INCLUDE WITH OUR PRODUCTS AND SOLUTIONS AND IMPAIRED RELATIONS WITH THESE THIRD PARTIES, DEFECTS IN THIRD-PARTY SOFTWARE OR THE INABILITY TO ENHANCE THEIR SOFTWARE OVER TIME COULD HARM OUR BUSINESS.

     We incorporate and include third-party software into and with our products and solutions. We are likely to incorporate and include additional third-party software into and with our products and solutions as we expand our product offerings. The operation of our products would be impaired if errors occur in the third-party software that we utilize. It may be more difficult for us to correct any defects in third-party software because the software is not within our control. Accordingly, our business could be adversely affected in the event of any errors in this software. There can be no assurance that these third parties will continue to invest the appropriate levels of resources in their products and services to maintain and enhance the software capabilities.

     Furthermore, it may be difficult for us to replace any third-party software if a vendor seeks to terminate our license to the software or ability to license the software to others. Any impairment in our relationship with these third parties could adversely impact our business, results of operations and financial condition.

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WE ARE SUBSTANTIALLY DEPENDENT ON THIRD PARTIES TO INTEGRATE OUR SOFTWARE WITH
OTHER SOFTWARE PRODUCTS AND PLATFORMS.

     We depend on companies such as Peregrine Systems, Inc.; Vignette Corporation; and webMethods, Inc. to integrate our software with software and platforms developed by third parties. If these companies are unable to develop or maintain software that effectively integrates our software and is free from errors, our ability to license our products and provide solutions could be impaired. Further, we rely on these companies to maintain relationships with the companies that provide the external software that is vital to the functioning of our products and solutions. The loss of any company that we use to integrate our software products could adversely affect our business, results of operations and financial condition.

OUR EFFORTS TO DEVELOP RELATIONSHIPS WITH VENDORS SUCH AS SOFTWARE COMPANIES, CONSULTING FIRMS, RESELLERS AND OTHERS TO IMPLEMENT AND PROMOTE OUR SOFTWARE PRODUCTS MAY FAIL.

     We are developing, maintaining and enhancing significant working relationships with complementary vendors, such as software companies, consulting firms, resellers and others, that we believe can play important roles in marketing our products and solutions. We are currently investing, and intend to continue to invest significant resources to develop and enhance these relationships, which could adversely affect our operating margins. We may be unable to develop relationships with organizations that will be able to market our products effectively. Our arrangements with these organizations are not exclusive and, in many cases, may be terminated by either party without cause. Many of the organizations with which we are developing or maintaining marketing relationships have commercial relationships with our competitors. Therefore, there can be no assurance that any organization will continue its involvement with us and our products. The loss of relationships with important organizations could materially and adversely affect our business, results of operations and financial condition.

WE HAVE ONLY RECENTLY ENTERED INTO CONTRACTS WITH GOVERNMENTAL AGENCIES. THESE CONTRACTS OFTEN INVOLVE LONG PURCHASE CYCLES AND COMPETITIVE PROCUREMENT PROCESSES.

     We have recently begun providing our solutions to government agencies and expect that a significant portion of our future revenue may be derived from government agency clients. Obtaining government contracts may involve long purchase cycles, competitive bidding, qualification requirements, performance bond requirements, delays in funding, budgetary constraints and extensive specification development and price negotiations. In order to facilitate doing business with the federal government, we have submitted a schedule of prices for our products and services to the General Services Administration. We are permitted to update our schedule of prices only on an annual basis. Each government agency maintains its own rules and regulations with which we must comply and which can vary significantly among agencies. Government agencies also often retain a significant portion of fees payable upon completion of a project and collection of such fees may be delayed for several months. Accordingly, our revenue could decline as a result of these government procurement processes. In addition, it is possible that, in the future, some of our government contracts may be fixed price contracts which may prevent us from recovering costs incurred in excess of our budgeted costs. Fixed price contracts may require us to estimate the total project cost based on preliminary projections of the project's requirements. The financial viability of any given project depends in large part on our ability to estimate such costs accurately and complete the project on a timely basis. In the event our actual costs exceed the fixed contract cost, we will not be able to recover the excess costs. If we fail to properly anticipate costs on fixed price contracts, our profit margins will decrease. Some government contracts are also subject to termination or renegotiation at the convenience of the government, which could result in a large decline in revenue in any given quarter. Multi-year contracts are contingent on overall budget approval by Congress and may be terminated due to lack of funds.

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

INCREASED SALES THROUGH INDIRECT CHANNELS MAY ADVERSELY AFFECT OUR OPERATING PERFORMANCE.

     Even if our marketing efforts through indirect channels are successful and result in increased sales, our average selling prices and operating margins could be adversely affected because of the lower unit prices that we receive when selling through indirect channels.

IF WE FAIL TO FIELD AN EFFECTIVE SALES ORGANIZATION, OUR ABILITY TO GROW WILL BE LIMITED.

     We have recently reduced our sales force as a result of weakening economic conditions. In order to grow our revenue, our existing sales force will have to be more productive and we will have to expand our sales force in future periods. Our past efforts to expand our sales organization have required significant resources. New sales personnel will require training and may take a long time to achieve full productivity. There is no assurance that we can attract and retain qualified sales people at levels sufficient to support our growth. Any failure to adequately sell and support our products could limit our growth and adversely affect our financial performance.

THE LIMITED ABILITY OF LEGAL PROTECTIONS TO SAFEGUARD OUR INTELLECTUAL PROPERTY RIGHTS COULD IMPAIR OUR ABILITY TO COMPETE EFFECTIVELY.

     Our success and ability to compete are substantially dependent on our internally developed technologies and trademarks, which we protect through a combination of confidentiality procedures, contractual provisions, patent, copyright, trademark and trade secret laws. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult and, although we are unable to determine the extent to which piracy of our software products exists, we expect software piracy to be a problem. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States. Furthermore, our competitors may independently develop technology similar to ours.

OUR PRODUCTS MAY INFRINGE UPON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, WHICH MAY CAUSE US TO INCUR UNEXPECTED COSTS OR PREVENT US FROM SELLING OUR PRODUCTS.

     The number of intellectual property claims in our industry may increase as the number of competing products grows and the functionality of products in different industry segments overlaps. In recent years, there has been a tendency by software companies to file substantially increasing numbers of patent applications, including those for business methods and processes. We have no way of knowing what patent applications third parties have filed until the application is filed or until a patent is issued. Patent applications are often published within 18 months of filing but it can take as long as three years or more for a patent to be granted after an application has been filed. Although we are not aware that any of our products infringe upon the proprietary rights of third parties, there can be no assurance that third parties will not claim infringement by us with respect to current or future products. Any of these claims, with or without merit, could be time-consuming to address, result in costly litigation, cause product shipment delays or require us to enter into royalty or license agreements. These royalty or license agreements might not be available on terms acceptable to us or at all, which could materially and adversely affect our business.

OUR INTERNATIONAL OPERATIONS POSE RISKS FOR OUR BUSINESS AND FINANCIAL
CONDITION.

     We currently conduct operations in a number of countries around the world. These operations require significant management attention and financial resources and subject us to risks inherent in doing business internationally, such as:

     - regulatory requirements;

     - difficulties in staffing and managing foreign operations;

     - longer collection cycles;

     - foreign currency risk;

     - legal uncertainties regarding liability, ownership and protection of intellectual property;

     - tariffs and other trade barriers;

     - seasonal reductions in business activities;

     - potentially adverse tax consequences; and

     - economic and political instability following the terrorists attacks in the United States on September 11, 2001.

     Any of the above factors could adversely affect the success of our international operations. One or more of these factors could have a material adverse effect on our business and operating results.

IF WE LOSE OUR KEY PERSONNEL, THE SUCCESS AND GROWTH OF OUR BUSINESS MAY SUFFER.

     Our success depends significantly on the continued service of our executive officers. We do not have fixed-term employment agreements with any of our executive officers, and we do not maintain key person life insurance on our executive officers. The loss of services of any of our officers for any reason could have a material adverse effect on our business, operating results, financial condition and cash flows.

THE FAILURE TO HIRE AND RETAIN QUALIFIED PERSONNEL WOULD HARM OUR BUSINESS.

     We believe that our success also will depend significantly on our ability to attract, integrate, motivate and retain additional highly skilled technical, managerial, sales, marketing and services personnel. Competition for skilled personnel is intense, and there can be no assurance that we will be successful in attracting, motivating and retaining the personnel required to grow and operate profitably. In addition, the cost of hiring and retaining skilled employees is high, and this reduces our profitability. Failure to attract and retain highly skilled personnel could materially and adversely affect our business. An important component of our employee compensation is stock options. A decline in our stock price could adversely affect our ability to attract and retain employees, as it has in the past.

WE HAVE RECENTLY EXPERIENCED SIGNIFICANT CHANGES IN OUR SENIOR MANAGEMENT TEAM AND THERE IS NO ASSURANCE THE TEAM WILL WORK TOGETHER EFFECTIVELY.

     Commencing in the first quarter of fiscal 2000, we have completely changed our senior management team. Gregory J. Owens, our Chief Executive Officer, joined us in April 1999. With one exception, all of our other present executive officers joined us after Mr. Owens. Our success depends on the ability of our management team to work together effectively. Our business, revenue and financial condition will be materially and adversely affected if our senior management team does not manage our company effectively or if we are unable to retain our senior management.

EXPENSES ARISING FROM OUR STOCK OPTION REPRICING MAY HAVE A MATERIAL ADVERSE IMPACT ON FUTURE PERFORMANCE.

     In response to the poor performance of our stock price between May 1998 and January 1999, we offered to reprice employee stock options, other than those held by our executive officers or directors, effective January 29, 1999, to bolster employee retention. The effect of this repricing resulted in options to acquire approximately 3.0 million shares being repriced and the four-year vesting period starting over. The recently adopted FASB Interpretation No. 44 of Accounting

Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," requires us to record compensation expense or benefit associated with the change in the market price of these options. The changes in our common stock market price since the FASB-mandated measurement date of July 1, 2000 resulted in a non-cash stock benefit of $12.6 million and $8.0 million during the three and six-month periods ended August 31, 2001 and an expense of $11.1 million being recorded for the year ended February 28, 2001. In each future quarter, we will record the additional expense or benefit related to the repriced stock options still outstanding, to the extent that our stock price is greater than $22.19, based on the change in our common stock price as compared to the measurement date. As a result, the repricing may continue to have a material adverse impact on reported financial results and could therefore negatively affect our stock price.

WE MAY BE SUBJECT TO FUTURE LIABILITY CLAIMS, AND OUR COMPANY AND PRODUCTS' REPUTATION MAY SUFFER.

     Many of our implementations involve projects that are critical to the operations of our clients' businesses and provide benefits that may be difficult to quantify. Any failure in a client's system could result in a claim for substantial damages against us, regardless of our responsibility for the failure. We have entered into and plan to continue to enter into agreements with software vendors, consulting firms, resellers and others whereby they market our solutions. If these vendors fail to meet their clients' expectations or cause failures in their clients' systems, the reputation of our company and products could be materially and adversely affected even if our software products perform in accordance with their functional specifications.

                         RISKS RELATED TO OUR INDUSTRY

LACK OF GROWTH OR DECLINE IN INTERNET USAGE OR ELECTRONIC MARKETPLACES COULD BE DETRIMENTAL TO OUR FUTURE OPERATING RESULTS.

     The growth of the Internet has increased demand for supply chain management, pricing/revenue optimization and eMarketplace solutions, as well as created markets for new and enhanced product offerings. Therefore, our future sales and profits are substantially dependent upon the Internet as a viable medium for electronic marketplaces. The Internet may not succeed in becoming a viable marketplace for a number of reasons, including:

     - potentially inadequate development of network infrastructure or delayed development of enabling technologies and performance improvements;

     - delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity;

     - concerns that may develop among businesses and consumers about accessibility, security, reliability, cost, ease of use and quality of service;

     - increased taxation and governmental regulation; or

     - changes in, or insufficient availability of, communications services to support the Internet, resulting in slower Internet user response times.

     The occurrence of any of these factors could require us to modify our technology and our business strategy. Any such modifications could require us to expend significant amounts of resources. In the event that the Internet does not become and remain a viable commercial marketplace, our business, financial condition and results of operations could be materially and adversely affected.

NEW LAWS OR REGULATIONS AFFECTING THE INTERNET, ELECTRONIC MARKETPLACES OR COMMERCE IN GENERAL COULD REDUCE OUR REVENUE AND ADVERSELY AFFECT OUR GROWTH.

     Congress and other domestic and foreign governmental authorities have adopted and are considering legislation affecting the use of the Internet, including laws relating to the use of the Internet for commerce and distribution. The adoption or interpretation of laws regulating the Internet, or of existing laws governing such things as consumer protection, libel, property rights and personal privacy, could hamper the growth of the Internet and its use as a communications and commercial medium. If this occurs, companies may decide not to use our products or services, and our business, operating results and financial condition could suffer.

THE VIABILITY OF ELECTRONIC MARKETPLACES IS UNCERTAIN.

     Electronic marketplaces that allow collaboration over the Internet among trading partners are relatively new and unproven. There can be no assurance that trading partners will adopt electronic marketplaces as a method of doing business. Trading partners may fail to participate in electronic marketplaces for a variety of reasons, including:

     - concerns about the confidentiality of information provided electronically to electronic marketplaces;

     - the inability of technological advances to keep pace with the volume of information processed by electronic marketplaces; and

     - regulatory issues, including antitrust issues that may arise when trading partners collaborate through electronic marketplaces.

     Any of these factors could limit the growth of electronic marketplaces as an accepted means of commerce. Slower growth or the abandonment of the electronic marketplace concept in one or more industries could have a material adverse affect on our results of operations and financial condition.

                           RISKS RELATED TO THE NOTES

OUR INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

     In November 2000, we completed a convertible debt offering of $250.0 million in 5% subordinated convertible notes that are due November 2007. Our indebtedness could have important consequences for investors. For example, it could:

     - increase our vulnerability to general adverse economic and industry conditions;

     - limit our ability to obtain additional financing;

     - require the dedication of a substantial portion of our cash flows from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of capital to fund our growth strategy, working capital, capital expenditures, acquisitions and other general corporate purposes;

     - limit our flexibility in planning for, or reacting to, changes in our business and the industry; and

     - place us at a competitive disadvantage relative to our competitors with less debt.

     Although we have no present plans to do so, we may incur substantial additional debt in the future. Neither the terms of our credit facility nor the terms of these Notes fully prohibit us from doing so. If a significant amount of new debt is added to our current levels, the related risks described above could intensify.

WE MAY HAVE INSUFFICIENT CASH FLOW TO MEET OUR DEBT SERVICE OBLIGATIONS.

     We will be required to generate cash sufficient to pay all amounts due on the Notes and to conduct our business operations. We have net losses, and we may not be able to cover our anticipated debt service obligations. This may materially hinder our ability to make principal and interest payments on the Notes. Our ability to meet our future debt service obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

                 RISKS RELATED TO THE SALE OF OUR COMMON STOCK

SCHEDULED SALES OF SIGNIFICANT AMOUNTS OF OUR COMMON STOCK BY OUR EXECUTIVE OFFICERS MAY CAUSE OUR STOCK PRICE TO DECLINE.

     Certain of our executive officers have entered into pre-established trading plans pursuant to which they sold a total of approximately 515,000 shares of our common stock in January 2001 and approximately 253,000 shares in April 2001 and approximately 318,000 shares in the three months ended August 31, 2001. Gregory Owens, our Chairman and Chief Executive Officer, has recently terminated his trading plan. Our other executive officers who have established trading plans are scheduled to sell up to approximately 100,000 shares per quarter after each of the second and third quarters of fiscal 2002, subject to the terms of their trading plans. Based on the market price of our stock during September 2001 and the first two weeks of October, 2001, no shares would be sold under these trading plans. The quarterly sales will continue until the trading plans are modified or terminated. Certain of our other executive officers and directors may establish similar plans to sell shares on a quarterly basis. The sale of these shares may cause the market price of our stock to decline.

OUR CHARTER AND BYLAWS AND DELAWARE LAW CONTAIN PROVISIONS THAT COULD DISCOURAGE A TAKEOVER EVEN IF BENEFICIAL TO STOCKHOLDERS.

     Our charter and our bylaws, in conjunction with Delaware law, contain provisions that could make it more difficult for a third party to obtain control of us even if doing so would be beneficial to stockholders. For example, our bylaws provide for a classified board of directors and allow our board of directors to expand its size and fill any vacancies without stockholder approval. Furthermore, our board has the authority to issue preferred stock and to designate the voting rights, dividend rate and privileges of the preferred stock all of which may be greater than the rights of common stockholders.

OUR STOCK PRICE HAS BEEN AND IS LIKELY TO CONTINUE TO BE VOLATILE.

     The trading price of our common stock has been and is likely to be highly volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

     - actual or anticipated variations in quarterly operating results;

     - weakening economic conditions;

     - economic and political uncertainty following the terrorist attacks in the United States on September 11, 2001;

     - announcements of technological innovations;

     - new products or services offered by us or our competitors;

     - changes in financial estimates by securities analysts;

     - conditions or trends in the market for EPO, SCM, PRO and eMarketplace solutions;

     - changes in the performance and/or market valuations of our current and potential competitors and the software industry in general;

     - our announcement of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     - adoption of industry standards and the inclusion of our technology in, or compatibility of our technology with, such standards;

     - adverse or unfavorable publicity regarding us or our products;

     - adverse or unfavorable publicity regarding our competitors, including their products and implementation efforts;

     - additions or departures of key personnel;

     - our sales of additional equity securities; and

     - other events or factors that may be beyond our control.

     In addition, the stock markets in general, The NASDAQ National Market and the equity markets for software companies in particular, have recently experienced extraordinary price and volume volatility and a significant cumulative decline in recent months. Such volatility and decline have adversely affected the stock prices for many companies irrespective of or disproportionately to the operating performance of these companies. These broad market and industry factors may materially and adversely further affect the market price of our common stock, regardless of our actual operating performance.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the common stock offered hereby. The selling stockholder will receive all of the net proceeds from the sale of the common stock which it owns.

                          PRICE RANGE OF COMMON STOCK

     Our common stock trades on The Nasdaq National Market under the symbol "MANU." The following table sets forth, for the periods indicated, the high and low sales prices per share for our common stock, as reported on The Nasdaq National Market for the periods indicated.

                                                               HIGH     LOW
                                                              ------   ------
FISCAL YEAR 2000
  First Quarter.............................................  $ 5.63   $ 2.63
  Second Quarter............................................    8.00     4.34
  Third Quarter.............................................    8.94     4.53
  Fourth Quarter............................................   29.06     8.50
FISCAL YEAR 2001
  First Quarter.............................................  $35.13   $12.53
  Second Quarter............................................   46.66    11.25
  Third Quarter.............................................   66.06    30.88
  Fourth Quarter............................................   64.38    26.94
FISCAL YEAR 2002
  First Quarter.............................................  $41.90   $15.38
  Second Quarter............................................   42.38    11.65
  Third Quarter (September 1, 2001 through October 18,
     2001)..................................................   12.26     4.94

     On October 18, 2001, the last reported sale price of our common stock as reported on The Nasdaq National Market was $6.94 per share. On October 18, 2001, there were approximately 345 holders of record of our common stock.

                                DIVIDEND POLICY

     We have never paid any cash dividends on our capital stock. We currently anticipate that we will retain earnings to support our operations and to finance the growth and development of our business, and we do not anticipate paying any cash dividends for the foreseeable future. Under the terms of our unsecured committed revolving credit facility with a commercial bank, we are prohibited from declaring or paying cash dividends on our common stock. (The facility is scheduled to expire on October 31, 2001.)

                              SELLING STOCKHOLDERS

     This Prospectus is to be used in connection with the sale by the selling stockholders of a total of up to 135,793 shares of common stock. We issued the shares to be sold pursuant to this Prospectus to OneRelease.com, Inc. in connection with our acquisition on May 17, 2001, of substantially all of the assets of OneRelease. We issued these shares in transactions exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act.

     The following table sets forth certain information regarding the beneficial ownership of shares of common stock by the selling stockholders as of September 30, 2001; each of the selling stockholders owned less than one percent of the shares of our common stock then outstanding. The shares being offered by this Prospectus constitute all of the shares of common stock which we issued to OneRelease.com, Inc. in connection with the acquisition of substantially all of the assets of OneRelease. The selling stockholders own only those shares of common stock. It is assumed that all of the shares being offered by this Prospectus will be sold; however, the selling stockholders have the right to reduce the number of shares offered for sale or to otherwise decline to sell any or all of the shares registered hereunder.

     To the best of our knowledge, none of the selling stockholders have held any office or maintained any material relationship with us or any of our affiliates over the past three years. Certain of the individuals named below are or were our employees subsequent to our acquisition of substantially all of the assets of OneRelease.

                      NAME OF SELLING                         NUMBER OF SHARES OWNED
                        STOCKHOLDER                                AND OFFERED
                      ---------------                         ----------------------
OneRelease.com, LLC.........................................          21,003
Sigma Partners V, L.P. .....................................          60,001
Sigma Associates V, L.P. ...................................          24,963
Sigma Investors V, L.P. ....................................           3,515
Andrew Deitz................................................           2,211
Pine Family Trust U/D/T 3/16/93.............................           2,949
Brobeck, Phleger & Harrison LLP.............................           1,179
Tracy Thompson..............................................              88
Scott Karchmer..............................................              73
The Phleger Family Trust U/D/T 9/23/94......................              73
Christina Chiaramonte.......................................              58
Margaret Taylor.............................................           4,423
David A. Duffield Trust dated April 2, 1997.................           4,423
David Borgman...............................................             167
Eleanor Croze...............................................             134
Steven Hanley...............................................             583
John Heck...................................................             134
Larry Hollister.............................................             145
Jeff Peterson...............................................             181
Maya Raber..................................................             233
Rosemary Reilly.............................................             121
Mary Kaye Reynolds..........................................             289
Arlene Roberg...............................................             127
Greg Schroeder..............................................             541
Amanda Swint................................................              67
Kevin G. Hall...............................................           5,898
Additional persons to be named by subsequent amendment......           2,214
                                                                     -------
          Total:............................................         135,793
                                                                     =======

                              PLAN OF DISTRIBUTION

     We have agreed to register the shares of the selling stockholders for resale under the Securities Act at our own expense. We intend to keep the Registration Statement, of which this Prospectus is a part, effective at least until the first to occur of: (i) the sale of all the shares pursuant to the Registration Statement; or (ii) one year from the closing date of our acquisition of substantially all of the assets of OneRelease. The selling stockholders generally may sell or otherwise transfer the shares pursuant to this Prospectus, in accordance with the provisions of Rule 144 under the Securities Act or in transactions otherwise exempt from the registration under the Securities Act.

     All of the shares issued at closing in connection with our acquisition of substantially all of the assets of OneRelease are covered by this Prospectus and are eligible to be resold upon the effectiveness of the Registration Statement of which this Prospectus is a part.

     OneRelease.com, Inc. has transferred the shares covered by this Prospectus to its stockholders, certain of whom have transferred the shares to their respective equity holders and certain other related persons. We have agreed to amend the list of persons named as selling stockholders, above, not more than two times after the Registration Statement of which this Prospectus is a part is declared effective by the Securities Exchange Commission, to reflect such transfers or any such additional transfers as may be permitted under the terms of the acquisition.

     The common stock is presently listed for trading on The Nasdaq National Market. The sale of the shares offered under this Prospectus is not being underwritten. The selling stockholders may sell the shares covered by this Prospectus from time to time in ordinary brokers' transactions through the facilities of Nasdaq, in block transactions, in privately negotiated transactions, or otherwise. Sales of shares may be effected at market prices prevailing at the time of sale, at negotiated prices, or otherwise. There have been no charges or commissions paid to us by One Release.com, Inc. in connection with the issuance of the shares. It is anticipated that usual and customary brokerage fees will be paid by the selling stockholders upon sale of the common stock offered under this Prospectus. In connection with any sales, the selling stockholders and any brokers participating in such sales may be deemed to be underwriters within the meaning of the Securities Act, in which event commissions received by such brokers may be deemed underwriting commissions under the Securities Act.

     The selling stockholders have agreed that they will not take, directly or indirectly, any action designed to cause or result in, or which has constituted or might reasonably be expected to constitute, the manipulation or stabilization of the price of our common stock or of any of our other securities. In particular, Regulation M under the Securities Act imposes certain restrictions on issuers, selling stockholders, and other participants in a distribution of securities which are intended to prohibit such persons from facilitating the distribution by "conditioning" the market for such securities.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.002 per share, and 4,620,253 shares of preferred stock, par value $0.01 per share.

COMMON STOCK

     As of October 18, 2001, there were 68,146,005 shares of our common stock outstanding which were held of record by approximately 345 holders.

     The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders. Holders of our common stock do not have the right to cumulate their votes. Directors are elected by a plurality of votes cast; except as otherwise provided under the Delaware General Corporation Law, all other matters are approved by a majority of the votes cast.

     Subject to preferences that may be applicable to any outstanding shares of our preferred stock, the holders of our common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of our company, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of our preferred stock. Holders of our common stock have no preemptive rights and no right to convert our common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and non-assessable.

PREFERRED STOCK

     We may, by resolution of our board of directors, and without any further vote or action by our stockholders, authorize and issue, subject to certain limitations prescribed by law, up to an aggregate of 4,620,253 shares of preferred stock. The preferred stock may be issued in one or more classes or series of shares of any class or series. With respect to any classes or series, our board of directors may determine the designation and the number of shares, preferences, limitations and special rights, including dividend rights, conversion rights, voting rights, redemption rights and liquidation preferences. Because of the rights that may be granted, the issuance of preferred stock may delay, defer or prevent a change of control. No shares of preferred stock are outstanding and we presently have no plans to issue shares of preferred stock.

LIMITATION ON LIABILITY

     Our certificate of incorporation limits or eliminates the liability of our directors to us or our stockholders for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. As permitted by the Delaware General Corporation Law, our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

     - for any breach of such person's duty of loyalty;

     - for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

     - for the payment of unlawful dividends and certain other actions prohibited by Delaware corporate law; and

     - for any transaction resulting in receipt by such person of an improper personal benefit.

     Our certificate of incorporation also contains provisions indemnifying our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. We also have directors' and officers' liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, errors and other wrongful acts.

CERTAIN ANTI-TAKEOVER PROVISIONS

     Our by-laws provide for the division of our board of directors into three classes. Each class must be as nearly equal in number as possible. Additionally, each class must serve a three-year term. The terms of each class are staggered so that each term ends in a different year over a three-year period.

     Our certificate of incorporation provides that our board of directors may establish the rights of, and cause us to issue, substantial amounts of preferred stock without the need for stockholder approval. Further, our board of directors may determine the terms, conditions, rights, privileges and preferences of the preferred stock. Our board is required to exercise its business judgment when making such determinations. Our board of directors' use of the preferred stock may inhibit the ability of third parties to acquire Manugistics. Additionally, our board may use the preferred stock to dilute the common stock of entities seeking to obtain control of Manugistics. The rights of the holders of common stock will be subject to, and may be adversely affected by, any preferred stock that may be issued in the future. Our preferred stock provides desirable flexibility in connection with possible acquisitions, financings and other corporate transactions. However, it may have the effect of discouraging, delaying or preventing a change in control of Manugistics. We have no present plans to issue any shares of preferred stock. The existence of the foregoing provisions in our certificate of incorporation and by-laws could make it more difficult for third parties to acquire or attempt to acquire control of us or substantial amounts of our common stock.

     Section 203 of the Delaware General Corporation Law applies to Manugistics.
Section 203 of the Delaware General Corporation Law generally prohibits certain "business combinations" between a Delaware corporation and an "interested stockholder." An "interested stockholder" is generally defined as a person who, together with any affiliates or associates of such person, beneficially owns, or within three years did own, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. The statute broadly defines business combinations to include:

     - mergers;

     - consolidations;

     - sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation or aggregate market value of all outstanding stock of the corporation; and

     - certain transactions that would increase the "interested stockholder's" proportionate share ownership in the corporation.

     The statute prohibits any such business combination for a period of three years commencing on the date the "interested stockholder" becomes an "interested stockholder," unless:

     - the business combination is approved by the corporation's board of directors prior to the date the "interested stockholder" becomes an "interested stockholder"; or

     - the "interested stockholder" acquired at least 85% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which it becomes an "interested stockholder" if the business combination is approved by a majority of the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the "interested stockholder."

     The Delaware General Corporation Law contains provisions enabling a corporation to avoid Section 203's restrictions if stockholders holding a majority of the corporation's voting stock approve an amendment to the corporation's certificate of incorporation or by-laws to avoid the restrictions. We have not and do not currently intend to "elect out" of the application of
Section 203 of the Delaware General Corporation Law.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the common stock offered by this Prospectus are being passed upon for Manugistics by Dilworth Paxson LLP, Philadelphia, Pennsylvania. Joseph H. Jacovini, Chairman and a member of Dilworth Paxson LLP, is a member of the board of directors of Manugistics. On September 30, 2001, Mr. Jacovini was the beneficial owner of 153,000 shares of common stock (including 2,672 shares of common stock held by his spouse and a total of 84,328 shares of common stock issuable upon exercise of certain options).

                                    EXPERTS

     The consolidated financial statements and related financial statement schedule, incorporated in this prospectus by reference from the Manugistics Group, Inc. Annual Report on Form 10-K for the period ended February 28, 2001, have been audited by Deloitte and Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The consolidated balance sheets of Talus Solutions, Inc. and its subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of

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

KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC's public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, NY 10048. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's Internet website at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act:

     - Current Report on Form 8-K, filed January 4, 2001;

     - Annual Report on Form 10-K for the year ended February 28, 2001;

     - Current Report on Form 8-K, filed March 7, 2001;

     - Current Report on Form 8-K, filed March 8, 2001;

     - Quarterly Report on Form 10-Q for the quarter ended May 31, 2001;

     - Current Report on Form 8-K filed September 6, 2001;

     - Quarterly Report on Form 10-Q for the quarter ended August 31, 2001; and

     - The description of our common stock contained in our Registration Statement on Form 8-A, as amended, including any amendment or report filed to update the description.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                               INVESTOR RELATIONS
                            MANUGISTICS GROUP, INC.
                           2115 EAST JEFFERSON STREET
                              ROCKVILLE, MD 20852
                                 (301) 984-5000

     This Prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this Prospectus and the Registration Statement. We have authorized no one to provide you with different information. You should not assume that the information in this Prospectus is accurate as of any date other than the date on the front of the document.

     We have not authorized any dealer, sales person or other person to give any information or to make any representations other than those contained in this Prospectus or any Prospectus Supplement. You must not rely on any unauthorized information. This Prospectus is not an offer of these securities in any state where an offer is not permitted. The information in this Prospectus is current as of October 19, 2001. You should not assume that this Prospectus is accurate as of any other date.

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